UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03017089

NO ACT
P.E 1-10-03
333-21011

March 10, 2003

Donald G. Kilpatrick
Pillsbury Winthrop LLP
One Battery Park Plaza
New York, NY 10004

1934
14A-8
3/10/2003

Re: FirstEnergy Corp.
Incoming letter dated January 10, 2003

Dear Mr. Kilpatrick:

This is in response to your letter dated January 10, 2003 concerning the shareholder proposal submitted to FirstEnergy by the United Association S&P 500 Index Fund. We also have received a letter on the proponent's behalf dated January 31, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Jean M. Kelly
O'Donoghue & O'Donoghue
4748 Wisconsin Avenue, N.W.
Washington, DC 20016

PILLSBURY WINTHROP LLP

January 10, 2003

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2003 JAN 13 PM 4:35
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: Shareholder Proposal Submitted by the United Association's S&P 500 Index Fund for Inclusion in FirstEnergy Corp.'s 2003 Proxy Statement

Dear Sir or Madam:

We are counsel to FirstEnergy Corp., an Ohio corporation (the "Company"). On December 4, 2002 the Company received a proposed shareholder resolution and supporting statement (together the "Proposal") from the United Association's S&P 500 Index Fund (the "Proponent"), for inclusion in the proxy statement (the "2003 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2003 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from the 2003 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, the undersigned hereby files on behalf of the Company six copies of this letter and the Proposal, which (together with its supporting statement) is attached to this letter as Exhibit A. One copy of this letter, with copies of all enclosures, is being sent simultaneously to the Proponent. Pursuant to rule 14a-8(j), this letter is being submitted not fewer than 80 days before the Company intends to file its definitive proxy statement and form of proxy with the Commission.

The Proposal

The Proposal relates to the indexing of executive stock options and states, in relevant part:

> Resolved, that the shareholders of FirstEnergy Corp. (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option

exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Summary of Bases for Exclusion

We have advised the Company that it properly may exclude the Proposal or portions thereof from the 2003 Proxy Statement and form of proxy because they contain statements and assertions of fact that are false or misleading. The reasons for our conclusions in this regard are more particularly described below.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains statements and assertions of fact that are false or misleading.

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See* Hewlett-Packard Co. (Dec. 27, 2002); Sabre Holdings Corp. (Mar. 18, 2002); Micron Technology, Inc. (Sept. 10, 2001); DT Indust. (Aug. 10, 2001).

The Proposal is divided into a resolution (the "Resolution") and a supporting statement (the "Supporting Statement"). The Supporting Statement consists of three paragraphs. Portions of the Supporting Statement are false, unsupported by factual foundation, or misleading pursuant to Rule 14a-9. In accordance with the guidance contained in the Staff's previous no-action letters and to avoid shareholder confusion regarding the legitimate proposal issue at hand, the Company finds the following portions of the Proposal to be objectionable:

- Supporting Statement Paragraph One: Second, third and fourth sentences;
- Supporting Statement Paragraph Two: First sentence; and
- Supporting Statement Paragraph Four: Entire paragraph.

Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance. . .is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8." As set forth below, the Proposal contains the sorts of obvious deficiencies and inaccuracies that make Staff review unproductive and would require such detailed and extensive editing to eliminate or revise its false and misleading statements that it must be completely excluded. While we strongly believe that there is ample support for exclusion of the Proposal on the foregoing basis, if the Staff were to depart from the statements in the above bulletin in responding to this letter, we believe that the Proposal nonetheless would have to be substantially revised before it could be included in the 2003 Proxy Statement.

A. The Proposal Includes a Statement Regarding the Nature of Indexed Stock Options that the Staff Previously Declared Materially False or Misleading.

The Staff recently found an identical sentence to one sentence in the Proposal false or misleading in granting no-action relief and, therefore, the Company may exclude this sentence pursuant to Rule 14a-8(i)(3). *See* Hewlett-Packard Co. (Dec. 27, 2002). The **first sentence of the second paragraph** of the Supporting Statement states, "indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors." This statement is false in that it suggests that indexed stock options always are linked to an index composed of a company's primary competitors. While an indexed stock option could have its exercise price linked to a peer group index, it could also be tied to other types of market indices, interest rates, or the consumer price index, to name a few examples.

The Staff agreed that this statement was misleading when it granted no-action relief in the context of an identical proposal making an identical assertion. Id. (concluding that this portion "of the supporting statement may be materially false or misleading under rule 14a-9" as it failed to clarify that it was "referring to only one type of 'indexed stock options.'") This statement must be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3).

B. The Supporting Statement Includes Several Unsubstantiated Opinions that are Phrased as Facts, Rendering the Supporting Statement Materially False or Misleading.

The Supporting Statement makes several allegations that, although phrased in the form of factual assertions, are actually the Proponent's unsubstantiated opinions. Such statements render the Supporting Statement materially misleading, requiring their exclusion from the Proposal. In the alternative, these statements at the very least should be rephrased to either substantiate these assertions or indicate that they are merely the Proponent's opinions. Presentation of an opinion in factual form is misleading and impermissible under Rule 14a-9. *See* Hewlett-Packard Co. (Dec. 27, 2002) (requiring the proponent to recast statement on the effects of indexing options as its opinion); *see also* Watts Industries, Inc. (July 10, 1998) (requiring the proponent to label two sections of the supporting statement as his "opinion"); Pantepec Int'l., Inc. (May 18, 1987) (concurring with company's view that unsupported generalizations and assertions are misleading).

i. The Proponent Improperly States Several Opinions Regarding the Effectiveness of Stock Options as if They Were Facts, With No Accompanying Substantiation, Rendering Them Materially False or Misleading.

The following sentences in the **first paragraph** of the Supporting Statement are uncorroborated opinions presented as facts:

• "While salaries and bonuses compensate management for short-term results, the grant of stock and stock-options has become the primary vehicle for focusing management on achieving long-term results."

• "Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited."

• "It has become abundantly clear that stock option grants without specific performance based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary performance."

Each of these three statements may lead shareholders to make certain assumptions regarding both stock option grants generally, and the Proponent's executive compensation technique in particular, without any corroboration whatsoever. The Proponent fails to provide any authority, citations, or other relevant documentation for the assertion that stock and stock options are the "primary vehicle for focusing management on achieving long-term results." The Proponent cites no examples or support in asserting that "stock option grants can and do often provide compensation well beyond those merited," and whether or not compensation is "merited" is purely a matter of opinion. The Proponent also makes an assertion that it claims is "abundantly clear," without citing any support for such allegedly "abundant" clarity.

These identical phrases and statements of opinion recently have led the Staff to grant no-action relief on the grounds that they were materially false and misleading. In Hewlett-Packard Co. (Dec. 27, 2002), the Staff concurred that these exact sentences in the supporting statement were false and misleading because they were the Proponent's unsubstantiated opinions phrased as facts. *See also* Tyco International Ltd. (Dec. 16, 2002). In accordance with the Staff's position regarding these unsubstantiated opinions phrased as factual assertions, these three false and misleading statements must be deleted from the proposal.

ii. The Proponent Improperly Cites Anonymous Support for the Proposal and Negative Public and Shareowner Reactions Without Accompanying Substantiation, Rendering This Statement Materially False or Misleading.

In the **second last sentence** of the Supporting Statement, the Proponent makes another assertion composed of unsubstantiated opinions and lacking in citations, authority, or support of any kind:

> In response to strong negative public and shareholder reaction to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this reform.

This statement vaguely attributes certain reactions and support to various unidentified groups, persons or organizations. However, no citations or other documentation has been provided for this statement that would allow the Company or its shareholders to evaluate its validity. The Proponent cites no support for the supposed presence of a "strong negative public and shareholder reaction." There is no factual support for the Proponent's opinion that there have been "excessive financial rewards provided executives," or even which "executives" the Proponent refers to. There is no indication as to what "shareholder organizations," "executive compensation experts," and "companies" the Proponent refers to as supporting proposals similar to the Proponent's. There is also no evidence indicated by the proponent that the number of supporters of this type of proposal is "growing," or that anyone supports the specific methodology "advocated by this reform." These vague and unsubstantiated references are misleading because they may improperly induce shareholders into supporting the proposal by making them believe that the same shareowner proposal is widely supported by a growing number of shareholder organizations, experts and companies, when in fact the Proposal provides no factual support for its claims.

The Staff recently has required substantiation of these identical statements because the Proponent has cast opinions as facts without providing any factual support. See Hewlett-Packard (Dec. 27, 2002); Tyco International Ltd. (Dec. 16, 2002) Therefore, this portion of the Proponent's supporting must be omitted pursuant to Rule 14a-8(i)(3).

C. The Supporting Statement Improperly Characterizes the Proposal in A Manner That Is False and Misleading.

The Supporting Statement's final paragraph improperly characterizes the Proposal in a false and misleading manner by stating:

> At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance.

The Proposal suggests that linking executive compensation to a company's stock price performance relative to that of peer companies is synonymous with rewarding "long-term corporate performance." Yet the Proposal provides no factual support for its assertion that relative stock price performance correlates to "long-term corporate performance." Therefore, this portion of the Supporting Statement is false and misleading, and therefore must be excluded pursuant to Rule 14a-8(i)(3).

D. Adherence to the 500-Word Limit Does Not Excuse Lack of Substantiation of Materially False or Misleading Statements.

In order to make the materially false and misleading statements in the Supporting Statement not misleading, the Proponent may be required to explain further certain concepts, recast its statements as opinions, and provide support for some of its assertions. Any of these requirements might push the Proposal and Supporting Statement over the 500-word limit imposed by Rule 14a-8(d). Notwithstanding the difficulty of complying with this 500-word limit, the Staff does not allow proponents to use this as an excuse for making materially false and misleading statements. *See*, e.g., Xcel Energy, Inc. (Feb. 5, 2001) (requiring proponent to recast a statement as an opinion despite proponent's objection that this would require it to exceed the 500-word limit); Halliburton Co. (Jan 30, 2001) (requiring proponent to delete a statement regarding indexed stock options despite proponent's objection that it could not discuss the issues more thoroughly given the 500-word limit).

E. Any Revision to the Proposal Submitted by the Proponent in Response to the Staff's Instruction Must Comply with Rule 14a-8(d).

In the event that the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions are subject to complete exclusion by the Company if they will cause the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d). We believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when the Company is attempting to finalize the 2003 Proxy Statement.

Conclusion

For the foregoing reasons, we believe the Proposal may be omitted from the 2003 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

The Company anticipates that the 2003 Proxy Statement will be finalized for printing on or about March 19, 2003. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (212) 858-1235.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Donald G. Kilpatrick

Enclosures

cc: Gary D. Benz
United Association's S&P 500 Index Fund
c/o Traci Thelen, Financial Investors Trust

Exhibit A – Shareholder Proposal

Indexed Options Proposal

Resolved, that the shareholders of FirstEnergy Corp. (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.

LAW OFFICES

O'DONOGHUE & O'DONOGHUE

4748 WISCONSIN AVENUE, NW
WASHINGTON, DC 20016
(202) 362-0041
FAX (202) 362-2640

9 NORTH ADAMS STREET
ROCKVILLE, MD 20850
(301) 251-0929

CONSTITUTION PLACE
SUITE 515
325 CHESTNUT STREET
PHILADELPHIA, PA 19106
(215) 629-4970

January 31, 2003

VIA FACSIMILE AND HAND DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by United Association S&P 500 Index Fund for Inclusion in the FirstEnergy Corp.'s Proxy Statement for the 2003 Annual Meeting.

Ladies and Gentlemen:

We represent the United Association S&P 500 Index Fund (the "Proponent" or "Fund") which has submitted a shareholder Proposal (the "Proposal") to FirstEnergy Corp. ("FirstEnergy" or the "Company") for inclusion in the proxy materials for FirstEnergy's 2003 annual shareholders meeting (the "2003 Annual Meeting"). This letter is submitted in response to FirstEnergy's request, dated January 10, 2003 for a no-action letter permitting FirstEnergy to exclude the Proposal from the proxy materials for the 2003 Annual Meeting.

The Proposal

The instant Proposal requests that the company "request that the Board of directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based." The Proposal further clarifies that for "the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level."

THE PROPOSAL SHOULD NOT BE EXCLUDED UNDER RULE 14a-8(i)(3)

FirstEnergy contends that the Index Fund Proposal may be properly omitted from the proxy materials for the 2003 Annual Meeting. They contend the Proposal may be excluded pursuant to Proxy Rule 14a-8(i)(3). In light of the Commissions recent decisions in *Tyco International Ltd.* (Dec. 16, 2002) and *Hewlett-Packard Co.* (Dec. 27, 2002) and in the interest of addressing the Company's concerns regarding the Proposal, we submit a Revised Proposal (attached as Exhibit A). The Revised Proposal should be included in the Company's Proxy Statement for the 2003 Annual Meeting because it meets the requirements of the SEC and addresses most of the concerns raised by the Company.

The Revised Proposal replaces:

> "indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors."
>
> with:
>
> "Stock options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors are a type of option that we believe address these concerns."

The phrase "While salaries and bonuses compensate management for short-term results, the grant of stock and stock-options has become the primary vehicle for focusing management on achieving long –term results" has been removed.

The phrase "Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited." Now begins with "In our opinion."

The phrase "It has become abundantly clear that stock option grants without specific performance based targets often reward executives for stock price increase due solely to a general stock market rise, rather than to extraordinary performance." Now begins with "In our opinion."

The phrase about strong negative public and shareholder reaction has been deleted.

The Company also objects to the final paragraph of the Proposal, which states:

> At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance."

This statement appears in the Revised Proposal but, nonetheless, should not be excluded pursuant to Rule 14a-8(i)(3). The Company's objection that we provide no factual support for the assertion that relative stock price performance correlates to "long-term corporate performance" is unfounded. We state an unassailable fact – that the Company's stock options are not indexed to peer group performance standards - and follow that fact by "we feel strongly." The phrase clearly reflects our opinion that the Company would benefit from a stock option program that rewards superior long-term corporate performance, which is the very purpose of submitting the Proposal.

By recasting phrases as opinion and deleting portions of the Proposal, the Fund's Revised Proposal addresses the legitimate concerns of the Company and meets the Commissions standards. Accordingly, the Proposal should not be excluded under Rule 14a-8(i)(3).

Conclusion

For the reasons set forth in the preceding arguments, FirstEnergy's request for a no-action letter should be denied.

In accordance with Commission Rule 14(a)–8(j), the undersigned hereby files six copies of this letter and attached exhibit with the SEC. A copy of this letter is concurrently being forwarded to Donald G. Kilpatrick

Should you have any questions regarding this matter, please don't hesitate to contact me.

Respectfully Submitted,

Jean M. Kelly

JMK:nw

cc: Donald G. Kilpatrick
Sean O'Ryan
Greg A. Kinczewski
Traci A. Thelen
Joyce A. Mader

100810_1.DOC

Indexed Options Proposal

Resolved, that the shareholders of FirstEnergy Corp. (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. In our opinion, stock option grants can and do often provide levels of compensation well beyond those merited. In our opinion, it has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Stock options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors are a type of option that we believe address these concerns. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. We urge your support for this important governance reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FirstEnergy Corp.
Incoming letter dated January 10, 2003

The proposal requests that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based.

We are unable to concur in your view that FirstEnergy may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support in the form of a citation to a specific source for the sentence that begins "While salaries and bonuses compensate . . ." and ends ". . . achieving long-term results";
- recast the sentence that begins "Unfortunately, stock option grants . . ." and ends ". . . well beyond those merited" as the proponent's opinion;
- recast the sentence that begins "It has become abundantly clear . . ." and ends ". . . extraordinary company performance" as the proponent's opinion;
- clarify the first sentence of the second paragraph that begins "Indexed stock options . . ." and ends ". . . primary competitors" to indicate that the statement is referring to only one type of "indexed stock options"; and
- specifically identify the entities referenced in the sentences that begin "In response to strong negative public . . ." and ends ". . . advocated in this resolution" and provide factual support in the form of a citation to a specific source.

Accordingly, unless the proponent provides FirstEnergy with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if FirstEnergy omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Gail A. Pierce
Attorney-Advisor